Exhibit 99.26
PRESS RELEASE
Aya Gold & Silver Announces Record Q1-2025 Production Results

Montreal, Quebec, April 11, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce production of 1.07 million (“M”) ounces (“oz”) of silver (“Ag”) for the first quarter of 2025 at its Zgounder Silver Mine, located in the Kingdom of Morocco.
“I am pleased to announce that we delivered a strong Q1-2025, producing over one million ounces of silver at Zgounder — just three months after declaring commercial production on December 29th, 2024,” said Benoit La Salle, President & CEO. “It was a record quarter, driven by strong production and silver sales averaging more than $32.00/oz. With mining rates steadily increasing in line with our plan, we are well positioned for a strong ramp-up and a solid second half of 2025.”
Q1-2025 Production Highlights

Production Metrics	Q1-2025	Q1-2024	Variance
Silver production (oz)	1,068,652	366,362	192%
Tonnes processed (kt)	249,743	81,331	207%
Silver recovery (%)	82	82	0%
Mill availability (%)	91	96	-5%
Mine production (t)	194,661	106,880	82%

Q1-2025 Summary

●	Silver production of 1.07M oz in Q1-2025 compared with 366,362 oz for the same period last year, representing a 192% increase.

●	Tonnes processed of 249,743 tonnes (“t”) in Q1-2025 compared with 81,331t for the same period last year, representing a 207% increase.

●	Silver recovery of 82% in Q1-2025.

●	Combined mill availability of 91% in Q1-2025, in line with plans.

●	Mine production of 194,661t in Q1-2025 compared with 106,880t for the same period last year, representing an 82% increase.
“This strong early performance comes despite planned shutdowns and seasonal rainfall. It reflects increased mine and processing rates. The plant is currently operating at design capacity and above, with room for improvement,” said Raphaël Beaudoin, VP Operations. “This a testament to the strength of our team and the quality of our execution on the ground. Recovery and throughput are improving as we optimize and debottleneck various parts of the plant.”
Q1-2025 Operational Update
The first quarter of 2025 was marked by several milestones. The Corporation reached 2,163 tonnes per day (“tpd”) mining rate and produced 1.07M oz of silver during the quarter. Mill capacity steadily improved and reagent dosages have been adjusted as the mill blend converges to a 2:1 in favor of the open pit. Aya expects to see recovery improvements throughout the year as plant operations are optimized and as more fresh rock is introduced into the plant.
January was the last month where silver concentrate was produced at Zgounder. All produced silver is now silver doré, increasing revenue per ounce produced by approximately 15% compared to concentrate.

About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “increase”, “plan”, “strong”, “solid”, “expected”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the capacity of the Corporation to achieve continued improved production results namely mining, milling, processing, recoveries and overall production, throughput to improve and achieving a solid second half of 2025. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability of the plant to operate per its designed and intended purpose, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.